FILED BY NETFLIX, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WARNER BROS. DISCOVERY, INC.

COMMISSION FILE NO. 001-34177

Ted Sarandos Says Critics Just Misunderstand Netflix

The company’s co-chief executive sat down for an extensive interview for the first time since announcing plans to buy Warner Bros. Discovery’s film and TV business.

New York Times; Corner Office

By Nicole Sperling

16 January 2026

Ted Sarandos, the co-chief executive of Netflix, sent shock waves through the entertainment world last month when his company announced a $83 billion deal to buy Warner Bros. Discovery’s movie and TV business.

The deal elicited a strong — and largely negative — reaction within Hollywood. It also upset the plans of Paramount, which had been aggressively pursuing a deal for all of Warner Bros. Paramount is still aiming to buy the company, launching a hostile bid and threatening a board fight.

Earlier this week Mr. Sarandos, 61, talked extensively about the deal. He discussed the harsh reaction in Hollywood, why his company decided to pursue Warner Bros. and his relationship with President Trump, whose administration needs to approve the purchase. The interview was conducted in New Jersey, where he was visiting to celebrate an expansive new production facility on a former Army base.

The interview was edited for length and clarity.

So it’s been around six weeks since the Warner Bros. deal was announced. Were you surprised by the anger people had, including the uproar over the company’s long reluctance to have theatrical releases?

I think it was a lot of loud voices, but not necessarily a lot of them. I think a lot of it was folks who questioned, rightfully so, our intent with theatrical because we hadn’t said anything about it. A lot of it was the emotions around that more than anything else.

It seemed to me that the response was from the rank and file in Hollywood.

If you take a beat and think about who’s been building and who’s been collapsing, it’s the best news possible. When we buy the studio, we’ll be releasing more movies together than we were separately. Our forecast is to grow the content spend of the combined companies several years out. So it’s really good news for the town that we’re going to continue to grow the business.

On the Paramount side, between the $3 billion that they’ve already cut and the $6 billion they’re proposing, those are real jobs. That’s cutting back on production. That endless search for profit by cutting people, jobs and making fewer movies — that’s not our intention at all. We need all those movies. We need all those TV shows.

So you were not surprised by the reaction?

No. I honestly think there would have been reactions like that from anyone who was going to do the deal. What people would like to see is no deal. But that’s not possible. There are two outcomes of this deal, and we have a signed deal done.

What did Reed Hastings, the chairman and co-founder of Netflix, think of the deal?

Reed’s more in the build vs. buy mode. In total Reed is not an enthusiast about these kinds of deals, but he was very supportive of it.

Can you take us through how this all began?

We’ve never been buyers — we’ve always been builders. I’ve said that pretty proudly. And it’s true. Once the company was in play, it would have been reckless for us not to look at it. The opportunity to get into the books and understand the business model better, and what we saw there was that there’s a real there there for us. Their products would work better in our business model, and our business model would work better with their products in it. And that was very telling for us. We had a lot of assumptions that weren’t necessarily true.

Give me one that was proved false?

The general economics of the theatrical business were more positive than we had seen and we had modeled for ourselves.

It’s a healthy, profitable business for them. We weren’t in that business not because we hated it. We weren’t in that business because our business was doing so well.

I think people are still skeptical about this new commitment to the theatrical business.

I understand that folks are emotional about it because they love it and they don’t want it to go away. And they think that we’ve been doing things to make it go away. We haven’t.

When this deal closes, we will own a theatrical distribution engine that is phenomenal and produces billions of dollars of theatrical revenue that we don’t want to put at risk. We will run that business largely like it is today, with 45-day windows. I’m giving you a hard number. If we’re going to be in the theatrical business, and we are, we’re competitive people — we want to win. I want to win opening weekend. I want to win box office.

Do you regret saying that the theatrical business was an “outmoded idea”?

You have to listen to that quote again. I said “outmoded for some.” I mean, like the town that “Sinners” is supposed to be set in does not have a movie theater there. For those folks, it’s certainly outmoded. You’re not going to get in the car and go to the next town to go see a movie. But my daughter lives in Manhattan. She could walk to six multiplexes, and she’s in the theaters twice a week. Not outmoded for her at all.

But Netflix as a business proposition has changed the way people watch movies. Fewer people leave their house to see movies the way they used to because of Netflix.

You have to give them something to watch. And I think we’ve got to take ownership of the idea that when people are excited to go out and see something, they go. You’ve seen it in some really nice upside at the box office this year. You’ve seen it in our “Stranger Things” finale experience. You saw it in our “KPop Demon Hunters” experience with people. You give people a reason to leave the house, they will gladly leave the house.

I would say one of the other myths about all this is that we thought of going to the theaters as competition for Netflix. It absolutely is not. When you go out to see a movie in the theater, if it was a good movie, when you come home, the first thing you want to do is watch another movie. If anything, I think it helps, you know, encourage the love of films.

I did not get in this business to hurt the theatrical business. I got into this business to help consumers, to help movie fans.

Do you think theater owners believe that?

I’ve got a great relationship with theater owners.

They just went to Congress to tell them how bad this deal would be for them.

Like I said, there’s only two outcomes of this deal. We’re going to be the buyer who keeps Warner Bros. running, releasing movies in theaters the way they always have. That keeps HBO completely intact. It keeps Warner Bros. television, producing television, and it creates jobs.

How much involvement do you expect from President Trump, and how do you intend to navigate that?

Every conversation I’ve had with him has been about the movie business and protecting American jobs and American production. What I’ve come to understand is he sees this as an important industry. It’s an industry he likes a lot, so he’ll take a keen interest in it. He also made it clear that what he understands is there’s a group who will approve the deal, and he’s taking a keen interest in it but in the context of protecting jobs and protecting the industry.

How often are you speaking with him?

I’ve talked to him a couple times since the election.

Did you see the Truth Social post he posted on Sunday sharing an editorial arguing that the Netflix deal is terrible and the Paramount offer is better?

I don’t know why he would have done that. No conversation we ever had was about any of the things that were in that article that he posted. I don’t want to overread it, either.

So let’s imagine the deal closes. What does Hollywood look like five years from now?

There will be very healthy businesses, because they’re good businesses today. They just lack resources. And we can bring them the resources. We bring them the distribution footprint to make these shows even bigger and better.

Will you relocate Netflix from its base in Hollywood to the Warner Bros. lot in Burbank? Will you be sitting at the famous desk used by Jack Warner, a founder of Warner Bros.?

I’ll probably have a space in both. Probably neither of them will be Jack Warner’s desk. But it is a beautiful desk.

Tell the truth, you’re doing all this for the desk?

It’s mostly for the desk.

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Contacts

Lowell Singer

VP, Investor Relations

ir@netflix.com

Emily Feingold

VP, Communications

efeingold@netflix.com